contact: Roy Bodner

vice president public relations

Peace Arch Entertainment

310.450.1711 or

rbodner@peacearch.com

Peace Arch Entertainment Completes Principal Photography on Three Feature Films for their Archetype Films Division

FILMS STAR KRISTY SWANSON, DOMINIQUE SWAIN, JENNIFER BEALS

Toronto – August 3, 2006 -- Peace Arch Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News), a vertically integrated feature film, television and home entertainment company, has announced the completion of principal photography of three feature films for their Archetype Films division.  The films are “Living Death” starring Kristy Swanson (“Dude, Where’s My Car?“ “Big Daddy“ “8 Heads In A Duffel Bag”), “Dead Mary” starring Dominique Swain (Adrian Lyne’s “Lolita“ “Face/Off“ “The Intern“), and “Troubled Waters” starring Jennifer Beals (“Flashdance“ Showtime’s “The L Word“ “Roger Dodger“).

Archetype Films distributes a slate of at least 12 films each year in the science fiction, suspense, horror and action genres – all with compelling stories and notable lead actors.  Many of Archetype Films’ titles, including these three, are being distributed on DVD in the US by Genius Products.

Archetype Films’ upcoming feature films include “The Mad” starring Screen Actors Guild Award and MTV Movie Award nominee Billy Zane (“Titanic” “Tombstone” “The Phantom”) and “Bottom Feeder” starring Screen Actors Guild Award and Golden Globe Award nominee Tom Sizemore (“Saving Private Ryan” “Black Hawk Down” “Witness Protection”).  Both films are currently being shot in Canada.

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Peace Arch Completes Principal Photography on Three Films

Peace Arch Entertainment president John Flock says, “We make every effort to take advantage of the substantial economic benefits, including valuable tax credits, made available to film and television productions based in Canada.”

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About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Its Peace Arch Films division markets and licenses theatrical films oriented towards the major international film festivals such as Cannes, Venice and Toronto. The Company's Archetype Film label focuses on projects in the horror, thriller and action genres. Peace Arch Television specializes in the licensing of the Company's own productions and third party projects to Canadian and international broadcasters, cable and satellite companies. Peace Arch Home Entertainment, under the kaBOOM! Entertainment Inc. banner, is one of the leading distributors of DVDs and related products in Canada. Peace Arch recently entered into an agreement with Castle Hill Productions and Dream LLC to acquire their library of more than 500 classic, contemporary and genre films, which is expected to supplement Peace Arch's own annual output of more than two dozen new feature films and long form television programs. For additional information, please visit www.peacearch.com. For more investor oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call, or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html

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